Exhibit 99.1

Jiayuan Announces Second Quarter 2014 Financial Results

BEIJING, China, August 28, 2014 — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights1

•                      Net revenues for the second quarter 2014 were RMB145.2 million (US$23.4 million), a 21.8% increase from the corresponding period of 2013 and 8.1% sequentially.

•                      Operating income for the second quarter 2014 was RMB8.1 million (US$1.3 million), compared to RMB12.5 million for the corresponding quarter of 2013, and an operating loss of RMB20.7 million for the previous quarter. Excluding share-based compensation, non-GAAP2 operating income for the second quarter 2014 was RMB9.6 million (US$1.5 million), compared to non-GAAP operating income of RMB16.0 million for the corresponding quarter of 2013, and non-GAAP operating loss of RMB19.0 million for the previous quarter.

•                      Net income for the second quarter 2014 was RMB11.9 million (US$1.9 million), compared to RMB13.1 million for the corresponding quarter of 2013, and a net loss of RMB13.9 million for the previous quarter. Excluding share-based compensation, non-GAAP net income for the second quarter of 2014 was RMB13.4 million (US$2.2 million), compared to RMB16.5 million for the corresponding quarter of 2013, and non-GAAP net loss of RMB12.3 million for the previous quarter.

•                       Average monthly active user accounts3 were 5.7 million, a 7.1% increase from the corresponding period of 2013 and 5.6% sequentially.

•                       Average monthly paying user accounts4 were 1.5 million, a 16.3% increase from the corresponding period of 2013 and 6.2% sequentially.

“Our business continued to gain momentum during the quarter with revenues increasing 21.8% from the

1  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended June 30, 2014, were made at an exchange rate of RMB6.2036 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on June 30, 2014. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures’’ and “Reconciliations to Unaudited Condensed Consolidated Statements of Comprehensive Income”.

3  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the second quarter of 2014, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

4  In the second quarter of 2014, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

same period last year,” commented Mr. Linguang Wu, Chief Executive Officer of Jiayuan. “In particular, personalized matchmaking services grew 239.3% year-over-year in the quarter as we continue to leverage our massive data base of over 110 million users for our online-to-offline strategy. Traditional matchmaking is a multi-billion RMB business in China and we are uniquely positioned to consolidate and expand this market. We plan to scale this business to 80 locations by the end of the year from its current 59 locations in 48 cities. Personalized matchmaking services are increasingly becoming an important part of our business accounting for 22.5% of net revenues this quarter.”

Mr. Wu added, “Average monthly active users continued to grow steadily as we increasingly shift our business towards mobile platforms, which now account for 64% of all logins to Jiayuan.com. As of June 30, 2014, activated installments of Jiayuan’s app totaled 31.3 million. iZhenxin.com also saw significant user growth in the quarter, supported by the launch of its Android app in May 2014. With access to such a large database of singles in China, I am confident in our strategy and management’s ability to consolidate this growing market.”

Mr. Shang Koo, Chief Financial Officer of Jiayuan commented, “Our business continued its steady growth this quarter as we rapidly migrate our online users to mobile platforms and expand our online-to-offline business. As anticipated, our focus on mobile resulted in higher active and paying users this quarter, but caused ARPU to decrease slightly as mobile users tend to spend less initially. However, we expect to see ARPU increase in 2015 as we retune and improve our online offerings in order to increase the monetization of our mobile users. We also expect our personalized matchmaking business to continue its phenomenal triple digit growth for the rest of the year and well into 2015 as we further consolidate this market.”

Second Quarter 2014 Operational Results

The number of average monthly active user accounts for the second quarter 2014 was 5,701,360, representing an increase of 7.1% compared to 5,321,383 for the corresponding period of 2013, and a sequential increase of 5.6% from 5,399,646 for the previous quarter.

The number of average monthly paying user accounts for the second quarter 2014 was 1,542,062, representing an increase of 16.3% compared to 1,326,370 for the corresponding period of 2013, and a sequential increase of 6.2% from 1,452,377 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the second quarter 2014 was RMB22.5, compared to RMB26.6 for the corresponding period in 2013 and RMB23.9 for the previous quarter.

Second Quarter 2014 Financial Results

Jiayuan reported net revenues of RMB145.2 million (US$23.4 million) for the second quarter of 2014, representing a year-over-year increase of 21.8% from RMB119.3 million and an increase of 8.1% from RMB134.3 million in the previous quarter. This was primarily due to strong growth in the personalized matchmaking business.

•                      Online services contributed RMB106.4 million (US$17.2 million), or 73.3% of net revenues for the second quarter of 2014, flat compared to RMB105.9 million for the corresponding period of 2013 and RMB107.1 million for the previous quarter.

•                     Personalized matchmaking services, contributed RMB32.7 million (US$5.3 million), or 22.5% of net revenues during the second quarter of 2014, representing a year-over-year increase of 239.3% from RMB9.6 million, and a quarter-over-quarter increase of 46.0% from RMB22.4 million. The year-over-year and sequential increases were a result of the expanded number of service locations and cities in which the Company offers personalized matchmaking services.

•                      Events and others contributed RMB6.1 million (US$985,000), or 4.2% of net revenues during the second quarter of 2014, representing a year-over-year increase of 64.1% from RMB3.7 million, and a quarter-over-quarter increase of 27.3% from RMB4.8 million. The year-over-year and sequential increases were primarily due to increased sponsorship of the Company’s events and advertisements placed on the Company’s website.

Cost of revenues for the second quarter of 2014 was RMB63.3 million (US$10.2 million), representing a year-over-year increase of 42.6% from RMB44.4 million and an increase of 18.9% from RMB53.2 million for the previous quarter. The year-over-year and sequential increases were in line with the significant growth seen in the Company’s personalized matchmaking business.

Gross profit for the second quarter of 2014 was RMB81.9 million (US$13.2 million), representing a year-over-year increase of 9.4% from RMB74.9 million and an increase of 1.0% from RMB81.1 million for the previous quarter.

Selling and marketing expenses were RMB55.5 million (US$8.9 million) for the second quarter of 2014, representing a year-over-year increase of 24.6% from RMB44.5 million and a decrease of 33.1% from RMB83.0 million for the previous quarter. The year-over-year increase was primarily related to the rising cost per advertisement while the sequential decrease was due in part to a TV brand advertising campaign launched during the February 2014 Chinese New Year holiday.

General and administrative expenses were RMB13.4 million (US$2.2 million) for the second quarter of 2014, representing a year-over-year increase of 7.5% from RMB12.4 million and flat from RMB13.3 million for the previous quarter. The year-over-year increase was mainly attributable to the increase in the human resource costs.

Research and development expenses were RMB5.0 million (US$801,000) for the second quarter of 2014, representing a year-over-year decrease of 8.4% from RMB5.4 million, and a sequential decrease of 9.3% from RMB5.5 million for the previous quarter. The year-over-year and sequential decreases were primarily due to the decrease in the provision of employees’ bonuses.

Operating income for the second quarter of 2014 was RMB8.1 million (US$1.3 million), compared to RMB12.5 million for the corresponding quarter of 2013 and an operating loss of RMB20.7 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP operating income for the second quarter of 2014 was RMB9.6 million (US$1.5 million), compared to non-GAAP operating income of RMB16.0 million for the corresponding quarter of 2013 and non-GAAP operating loss of RMB19.0 million for the previous quarter. The year-over-year decrease was due to higher selling and marketing expenses. The sequential increase was a result of the decline in selling and marketing expenses.

Foreign currency exchange net loss for the second quarter of 2014 was RMB156,000 (US$25,000), compared to a foreign currency exchange net gain of RMB675,000 for the corresponding quarter of 2013 and a foreign currency exchange net loss of RMB1.3 million for the previous quarter. The foreign currency exchange net loss for the second quarter of 2014 was mainly attributable to the depreciation of the RMB against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO were converted into RMB and are being held by its overseas entities whose functional currency is the U.S. dollar.

Net income for the second quarter of 2014 was RMB11.9 million (US$1.9 million), compared to RMB13.1 million for the corresponding quarter of 2013 and net loss of RMB13.9 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income for the second quarter of 2014 was RMB13.4 million (US$2.2 million), compared to RMB16.5 million for the corresponding quarter of 2013 and non-GAAP net loss of RMB12.3 million for the previous quarter.

Basic and diluted net income per ADS5 for the second quarter of 2014 were RMB0.40 (US$0.06) and RMB0.39 (US$0.06), respectively, compared to basic and diluted net income per ADS of RMB0.44 and RMB0.43 for the corresponding quarter of 2013 and basic and diluted net loss per ADS of RMB0.47 and RMB0.47, respectively, for the first quarter of 2014.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the second quarter of 2014 were RMB0.45 (US$0.07) and RMB0.44 (US$0.07), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB0.55 and RMB0.54 for the corresponding quarter of 2013 and non-GAAP basic and diluted net loss per ADS of RMB0.41 and RMB0.41, respectively, for the first quarter of 2014.

As of June 30, 2014, Jiayuan had cash and cash equivalents and short-term deposits of RMB541.1 million (US$87.2 million). Cash flows from operating activities for the second quarter of 2014 were RMB38.2 million (US$6.2 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the second quarter of 2014 was 30.2 million. As of June 30, 2014, the Company had 33.3 million ADSs outstanding, including 0.5 million ADSs issued to the depository for future exercise of options.

5  Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

Third Quarter 2014 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB155 million to RMB157 million for the third quarter of 2014. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management team will hold an earnings conference call at 8:00 a.m. on August 28, 2014, U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0438
United States (Toll-free):	+1-855-500-8701
Hong Kong:	+852-3051-2745
Mainland China:	400-1200-654
International/All other regions:	+65-6723-9385
Passcode:	88540178

A replay of the conference call may be accessed by phone at the following number until September 5, 2014:

International:	+61-2-9003-4211
Passcode:	88540178

A live and archived webcast of the conference call will be available at http://ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2013, according to iResearch. Jiayuan recorded an average of 5.7 million monthly active user accounts in the second quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation To Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

China

Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Mr. Christian Arnell
Christensen Investor Relations Group
+86-10-5900-1548
carnell@christensenir.com

US

Ms. Linda Bergkamp Christensen Investor Relations Group +1-480-614-3004 Email: lbergkamp@ChristensenIR.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	June 30,	March 31,	June 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	434,583	345,952	373,131	60,147
Short-term deposits	76,443	232,000	168,000	27,081
Term deposits, current portion	10,000	—	—	—
Available-for-sale securities	5,128	5,301	15,355	2,475
Accounts receivable, net	35,328	37,778	35,340	5,697
Deferred tax assets	4,613	8,122	8,104	1,306
Prepaid expenses and other current assets	18,066	36,768	54,505	8,786
Total current assets	584,161	665,921	654,435	105,492
Non-current assets:
Property and equipment, net	102,030	96,304	94,919	15,301
Intangible assets, net	4,288	4,109	3,943	636
Goodwill	789	789	789	127
Other non-current assets	—	—	762	123
Total assets	691,268	767,123	754,848	121,679

LIABILITIES
Current liabilities:
Deferred revenue, current portion	120,693	147,109	177,949	28,685
Accounts payable	785	9,267	18,308	2,951
Accrued expenses and other current liabilities	35,277	41,977	44,153	7,117
Income tax payable	20,544	23,678	17,365	2,799
Dividend payable	—	44,400	—	—
Total current liabilities	177,299	266,431	257,775	41,552
Non-current liabilities:
Deferred revenue, non-current portion	725	158	5	1
Accrued expenses and other current liabilities, non-current portion	—	4,680	5,550	895
Deferred tax liabilities	1,770	3,801	4,716	760
Total liabilities	179,794	275,070	268,046	43,208

SHAREHOLDERS’ EQUITY
Ordinary shares	347	352	352	57
Additional paid-in capital	498,800	471,097	472,850	76,222
Less: Treasury shares	(71,740)	(91,100)	(110,018)	(17,735)
Statutory reserves	9,502	9,974	9,974	1,608
Retained earnings	84,179	112,450	124,342	20,043
Accumulated other comprehensive loss	(9,614)	(10,720)	(10,698)	(1,724)
Total shareholders’ equity	511,474	492,053	486,802	78,471

Total liabilities and shareholders’ equity	691,268	767,123	754,848	121,679

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB	RMB	RMB	US$

Net revenues	119,270	134,322	145,246	23,413
Cost of revenues	(44,384)	(53,224)	(63,308)	(10,205)

Gross profit	74,886	81,098	81,938	13,208

Operating expenses:
Selling and marketing expenses	(44,523)	(82,997)	(55,491)	(8,945)
General and administrative expenses	(12,444)	(13,308)	(13,377)	(2,156)
Research and development expenses	(5,425)	(5,479)	(4,968)	(801)
Total operating expenses	(62,392)	(101,784)	(73,836)	(11,902)

Operating income/(loss)	12,494	(20,686)	8,102	1,306

Interest income, net	2,459	4,371	4,586	739
Foreign currency exchange gain/(loss), net	675	(1,275)	(156)	(25)
Other income/(expenses), net	1,501	(86)	2,494	402
Income before income tax	17,129	(17,676)	15,026	2,422
Income tax expenses	(4,069)	3,759	(3,134)	(505)

Net income/(loss)	13,060	(13,917)	11,892	1,917

Net income/(loss) per ADS — Basic	0.44	(0.47)	0.40	0.06
Net income/(loss) per ADS — Diluted	0.43	(0.47)	0.39	0.06

ADSs used in computing basic net income/(loss) per ADS	29,856,349	29,786,294	29,773,717	29,773,717
ADSs used in computing diluted net income/(loss) per ADS	30,475,950	29,786,294	30,193,159	30,193,159

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended June 30, 2013			Three Months Ended March 31, 2014			Three Months Ended June 30, 2014
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income/(loss)	12,494	3,473	15,967	(20,686)	1,666	(19,020)	8,102	1,475	9,577
Net income/(loss)	13,060	3,473	16,533	(13,917)	1,666	(12,251)	11,892	1,475	13,367
Basic net income/(loss) per ADS	0.44		0.55	(0.47)		(0.41)	0.40		0.45
Diluted net income/(loss) per ADS	0.43		0.54	(0.47)		(0.41)	0.39		0.44
ADSs used in computing basic net income/(loss) per ADS	29,856,349		29,856,349	29,786,294		29,786,294	29,773,717		29,773,717
ADSs used in computing diluted net income/(loss) per ADS	30,475,950		30,475,950	29,786,294		29,786,294	30,193,159		30,193,159

Note:

(a)           To adjust for share-based compensation expense.